Directors:
A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer),K Ansah
#
, G J Gerwel, A Grigorian°, N J Holland
†
(Chief Financial Officer), J M McMahon
†
,
J G Hopwood, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian, °Russian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za
EXECUTIVE
H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America
By Facsimile and EDGAR
6 May 2006
Dear Mr. Schwall:
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2005
Filed on December 22, 2005
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated March 20, 2006 of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F, as amended (the “2005 Form 20-F”), of Gold Fields Limited (“Gold Fields” or the “Company”), the Company’s response letter (the “Response Letter”) dated 4 April 2006 and the subsequent conversation between Mark Wojciechowski of the Staff and our counsel, Jennifer Schneck of Linklaters, regarding the Company’s response to comment 6 of the Comment Letter. For your convenience we repeat below the Staff’s original comment 6 from the Comment Letter and the Company’s response from the Response Letter.
6. As footnotes, or as part of your reserve tables, or text within the property description, disclose the following:
• The mine dilution factor for each mine.
• The mining recovery factor for each mine.
• The metallurgical recovery factor for each mine.
• The cutoff grade or pay limit for each operation.
Response
The Company acknowledges the Staff’s comment and respectfully submits that the metallurgical recovery factor for each mine is already included in footnote (1) to its ore reserve table. The Company believes that the additional requested information is not material, but will revise its reserve table presentation in future filings with the Commission to include also the mine dilution factor for each mine, the mining recovery factor for each mine and cutoff grade or pay limit for each operation.
Further Response
We understand that the Staff would like to see, on a supplemental basis, the disclosure the Company proposes to include in its reserve table in future filings with the Commission in response to this comment.
The Company intends to include the requested information in footnotes to its reserve tables, in a similar fashion to the information regarding the metallurgical recovery factor for each mine already included in footnote (1) to its gold ore reserve table. Had the additional requested information been included in the gold ore reserve table in the 2005 20-F, the Company would have replaced the existing footnote (1) with 5 footnotes, all referenced against the main table heading and numbered (1a) to (1e) as follows:
(1a) Quoted as mill delivered tonnes and run of mine grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (i) Driefontein 97%; (ii) Kloof 97%; (iii) Beatrix 96%; (iv)
Tarkwa 95% for milling, 67% for heap leach; (v) Damang 89%-93%; (vi) St. Ives 85%-95% for milling, 60%
for heap leach and (vii) Agnew 93%-95%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.
(1b) For Driefontein, Kloof and Beatrix, a gold price of Rand 92,000 per kilogram ($375 per ounce at an exchange rate of Rand 7.63 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and
Damang operations and the Cerro Corona Project, ore reserve figures are based on an optimized pit at a gold price of $375 per ounce. For the Australian operations ore reserve figures are based on a gold price of
A$560 per ounce ($375 per ounce at an exchange rate of A$1.49 per $1.00). Open pit ore reserves at the
Australian operations are similarly based on optimized pits. The gold price used for reserves is the three year average, calculated on a monthly basis, of the London afternoon fixing price of gold.
(1c) For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-
grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple ore body styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein
24%; (ii) Kloof 22%; (iii) Beatrix 22%; (iv) Tarkwa 10%; (v) Damang 11%-15%; (vi) St. Ives 20%; and (vii)
Agnew 10-20%.
(1d) The mining recovery factor relates to the proportion or percentage of ore mined from the defined ore body at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area. This percentage reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 88%; (ii)
Kloof 50%; (iii) Beatrix 65%; (iv) Tarkwa 95%; (v) Damang 97%; (vi) St. Ives 81%; and (vii) Agnew 90%-
95%.
(1e) The paylimit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution.
The following are the average or range of values applied in the planning process: (i) Driefontein 1,560
cm.g/t; (ii) Kloof 1,620 cm.g/t; (iii) Beatrix 970 cm.g/t; (iv) Tarkwa 0.35 g/t for heap leach and 0.59 g/t for mill feed; (v) Damang 1.0 g/t for fresh ore and 0.6 g/t for oxide ore; (vi) St. Ives 0.8 g/t for heap leach, 1.1 g/t for mill feed - open pit, and 3.0 - 5.0 g/t for mill feed - underground; and (vii) Agnew 0.7-0.9 g/t for mill feed -
open pit, and 3.1 - 6.1 g/t for mill feed - underground.
Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Should you or the Staff have any questions or require any additional information, please contact the undersigned at
+27 11 644 2502 or via e-mail at nholland@goldfields.co.za.

Yours sincerely,
/s/ Nicholas Holland

Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited

cc:
Mark Wojciechowski, Securities and Exchange Commission
George K. Schuler, Securities and Exchange Commission
Paul Pretorius, Gold Fields Limited
Paul Schmidt, Gold Fields Limited
Jennifer Schneck, Linklaters